Weil, Gotshal & Manges LLP

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New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

February 28, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Susan Block

Re:	Papa Murphy’s Holdings, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted January 27, 2014

(CIK No. 0001592379)

Dear Ms. Block:

On behalf of our client, Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) contained in its letter dated February 12, 2014, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001592379) confidentially submitted to the Securities and Exchange Commission on January 27, 2014. We are concurrently confidentially submitting herewith electronically via EDGAR, Amendment No. 2 to the Draft Registration Statement on Form-S-1 (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff. We are sending to the Staff under separate cover courtesy copies of the Registration Statement, including copies marked to show the changes from the version confidentially submitted on January 27, 2014.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

General

1.	We note your response to our prior comment 1. Please confirm to us that you will provide us with copies of any such written communications presented or any such research reports published or distributed prior to effectiveness.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no such written communications have been made and that no such research reports have been published or distributed. The Company confirms that copies of any such written communications presented or any such research reports to be published or distributed prior to effectiveness will be provided to the Staff prior to effectiveness.

Prospectus Summary, page 1

2.	We note your response to our prior comment 3. Please provide to us the basis for your claim in the first paragraph under the Create, Take, Bake section of the prospectus summary that you “pioneered the concept of Take ‘N’ Bake pizza.”

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 1, 3, 60 and 81.

Our Competitive Strengths, page 4

3.	We note your response to our prior comment 14. Please remove statements in this section and elsewhere that certain aspects of your business provide you with a “competitive advantage.” In the alternative please substantiate these claims to us.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 4 and 83.

4.	We note your response and revisions in response to our prior comment 11 and reissue the comment in part. Please remove the reference to profit growth in the first sentence of this section, given your recent losses. Similarly revise the first sentence under “Our Competitive Strengths,” at page 88. Also please revise the risk factor subheading at the top of page 28 that refers to “profit growth.”

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 4, 28 and 83.

5.	We note your response to our prior comment 3. The supplemental information you provided appears to refer to average checks per person among national pizza chains. Please revise the statement regarding your belief that you have “one of the lowest average checks per person in the restaurant industry” on page 4 to clarify that you mean one of the lowest average checks per person among national pizza chains or advise.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 4 and 83.

Franchised Business Model Provides Platform for Growth, page 6

6.	We note your response to our prior comment 16. To help balance your disclosure please revise here to state that a $1.2 million of aggregate costs associated with a one-time, system-wide installation of a new point-of-sale system for all franchise stores were incurred in 2011 and 2012, and represented 2.1 % and 0.1 % of your revenues in 2011 and 2012, respectively. Please also state, as you indicate to us, that you do not expect to enter in such agreements in the future.

The Company acknowledges the Staff’s comment and respectively advises the Staff that it has removed references to its annual capital expenditures as a percentage of revenues from the text on pages 6 and 85.

Efficient Operating Model, page 6

7.	Please revise the first sentence to state that is your belief that your Take ‘N’ Bake model is efficient and differentiates you from other restaurant concepts or substantiate these claims.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 6 and 85.

Project Pie Investments, page 9

8.	Please briefly describe the general geographic locations of the Project Pie restaurant chain.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 9.

Lee Equity will continue to have significant influence, page 40

9.	We note the disclosure that Lee Equity will have consent rights. Please clarify if there is a certain percentage of stock ownership that Lee Equity would need to maintain to continue to have these consent rights.

The Company respectfully advises the Staff that the percentage of stock ownership necessary for Lee Equity to maintain these consent rights has not yet been determined, and the Company will include this information in a subsequent filing.

10.	Please also briefly explain the consent rights in the summary section, under “Our Private Equity Sponsor,” at page 9.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 9.

Business, page 83

New Store Format, page 99

11.	We note your response to our prior comments 34 and 35. Please revise to state, if true, that the $30,000 to $70,000 cost stated is on a per-store basis, and please revise to state, if true, that this cost will be borne by the franchisees.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 94.

Principal and Selling Stockholders, page 121

12.	We note your response to our prior comment 41. Please revise footnote two to disclose the natural person who has voting and investment control of the shares beneficially owned by Thrivent White Rose Fund.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 118.

13.	It is unclear to us what footnote 5 corresponds to in the chart. Please advise and revise.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 117 and 118.

Exhibits

14.	Please refile Exhibits 10.3 and 10.4 so that they include all schedules and exhibits.

The Company has refiled Exhibits 10.3 and 10.4 to include schedules and exhibits.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Ken Calwell

Chief Executive Officer

Papa Murphy’s Holdings, Inc.

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